PRELIMINARY DEFINITIVE AGREEMENT

THIS PRELIMINARY DEFINITIVE AGREEMENT (“Agreement”) is made and entered into in duplicate by and between GIA Consultant LTD, a Hong Kong corporation (“GIA”); and NOWnews Digital Media Technology Co. Ltd., a Nevada corporation (formerly, Forever Zen Ltd.) (“NOWnews”).

WHEREAS:

A.	NOWnews is a fully reporting publically traded company, which has the prices of its publically traded stock quoted in the OTCQB.
B.	NOWnews desires to engage the services of GIA, and GIA desires, to consult with NOWnews regarding acquisition opportunities available to NOWnews and other matters relating to those opportunities.

NOW, THEREFORE, in consideration of the foregoing, GIA and NOWnews agree as follows:

1.	Appointment of Consultant. On the terms and subject to the conditions of this Agreement, NOWnews hereby appoints GIA and GIA hereby accepts the appointment by NOWnews, as the consultant for NOWnews in connection with those matters specified and contemplated by the provisions of this Agreement.
2.	Compensation. The compensation to be paid by NOWnews to GIA for the consulting services is to be provided by GIA pursuant to the provisions of this Agreement shall be negotiated by GIA and NOWnews from time to time and be equitably determined by the nature of each particular acquisition opportunity.
3.	Consultations. GIA shall consult with NOWnews regarding acquisition opportunities available to NOWnews and other matters relating to those opportunities. Specifically, it is anticipated that GIA shall introduce the officers of NOWnews to qualified prospective qualified business acquisition candidates for purposes of allowing NOWnews to consider and, if appropriate, consummate and close certain acquisitions and other opportunities, on those terms and conditions to be negotiated by NOWnews and the anticipated acquisition candidates; provided, however, that the operations of such acquisition candidate should be able to generate a minimum of $3,000,000.00 of net income within the 12 months immediately following the date of the respective acquisition.
4.	Term of Agreement. The respective duties and obligations of the parties shall commence on the date of the execution of this Agreement and shall continue until terminated by either of the parties. In the event either party to this Agreement desires to terminate this Agreement, that party shall provide to the other party notice of that party’s intention to terminate this Agreement, and which notice shall specify the date of termination of this Agreement; provided, however, that such date of termination shall not be sooner than thirty (30) calendar days after the date such notice is given to such other party.
5.	Execution in Counterparts. This Agreement may be prepared in multiple copies and forwarded to each of the parties for execution. All of the signatures of the parties may be affixed to one copy or to separate copies of this Agreement and, when all such copies are received and signed by all the parties, those copies shall constitute one agreement which h is not otherwise divisible.
6.	Consent to Agreement. By executing this Agreement, each party, for itself, represents such party has read or caused to be read this Agreement in all particulars, and consents to the rights, conditions, duties and responsibilities imposed upon such party as specified in this Agreement.
7.	This “Preliminary Definitive Agreement” shall be the basis of, and evolve into a final Definitive Agreement which shall be executed before 31st January, 2014.

AGREED AND ACCEPTED THIS 26th DECEMBER, 2013, BY:

Worldwide Media Investments Corp.

BY: /s/ Alan Chen

Alan Chen, Director

NowNews Digital Media Technology Co. Ltd.

By: /s/ Alan Chen

Alan Chen, Director